Value Line, Inc.
                              220 East 42nd Street
                          New York, New York 10017-5891
                               Tel: (212) 907-1500
                               Fax: (212) 682-5571

                                                                 March 26, 2007

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

        Re: Value Line, Inc. Form 10-K for the Fiscal Year Ended April 30, 2006 Filed July 28, 2006; File No. 0-11306
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Ladies and Gentlemen:

             This letter supplements the letter of Chadbourne & Parke LLP dated March 16, 2007 responding on behalf of Value Line, Inc. ("Value Line") to the SEC staff's comment letter dated February 14, 2007 relating to Value Line's Form 10-K for the Fiscal Year Ended April 30, 2006 and is submitted in accordance with the telephone conversation on March 22, 2007 between Tracey Houser of the SEC staff and Peter K. Ingerman of Chadbourne & Parke LLP.

             As requested, Value Line hereby acknowledges that:

             o Value Line is responsible for the adequacy and accuracy of the disclosure in the filing;

             o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

             o Value Line may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                 Very truly yours,



                                                 /s/ Jean Bernhard Buttner
                                                 Jean Bernhard Buttner
                                                 Chief Executive Officer

VIA EDGAR